SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

EMANUEL R. PEARLMAN

LIBERATION INVESTMENT GROUP, LLC

330 MADISON AVE., 6TH FLOOR

NEW YORK, NY 10017

(212) 832-5100

(Name, address and telephone number of person authorized to receive notices and communications)

July 27, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

2,710,042
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

2,710,042

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

1,461,838
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

1,461,838

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investment Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

4,171,880
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

4,171,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

35,000
(8) SHARED VOTING POWER

4,206,880
(9) SOLE DISPOSITIVE POWER

35,000
(10) SHARED DISPOSITIVE POWER

4,206,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 27 (this “ Amendment “) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“ LILP “); (ii) Liberation Investments, Ltd. (“ LILTD “), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“ LIGLLC “), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (collectively with LILP, LILTD and LIGLLC, the “ Reporting Persons “), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005, Amendment No. 17 filed on December 23, 2005, Amendment No. 18 filed on December 27, 2005, Amendment No. 19 filed on January 12, 2005, Amendment No. 20 filed on January 17, 2005, Amendment No. 21 filed on January 18, 2005, Amendment No. 22 filed on January 26, 2006, Amendment No. 23 filed on August 14, 2006, Amendment No. 24 filed on August 29, 2006, Amendment No. 25 filed on June 7, 2007, and Amendment No. 26 filed on July 6, 2007 (the “ Schedule 13D “), relating to shares of common stock (the “ Common Stock”), $.01 par value per share, of Bally Total Fitness Holding Corporation (the “ Company “).

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION

On July 27, 2007, the Company issued a press release (the “Press Release”) stating that it has been unable to reach agreement on an alternative restructuring proposal put forth by the Group and has determined that the prompt filing of the Company’s chapter 11 plan of reorganization in bankruptcy court is appropriate.

Prior to the issuance of the Press Release, the Group had delivered a proposed revised plan of reorganization taking into account its lengthy negotiations with the Company and the Company’s stakeholders (the “Revised Shareholder Plan”), which was substantially in the form attached as Exhibit F to Amendment No. 1, filed on July 31, 2007, to the Schedule 13D filed by Harbinger and certain affiliates on July 5, 2007 (the “Harbinger Amended 13D”). The Revised Shareholder Plan incorporated changes to the Shareholder Plan delivered by the Group on July 4, 2007, including the following:

•	a total cash investment of $228.5 million for 100% of the equity of the reorganized Company;

•

a cash payment to each current equity holder of the Company of its pro rata share of $16.5 million, or approximately $0.40 per share, in full satisfaction, settlement, discharge and release of its claims (instead of the continued ownership of equity in the reorganized Company and participation in a rights offering as previously provided for in the Shareholder Plan); and

•	a reduction in the aggregate principal amount of the Company’s senior subordinated notes (the “Sub Notes”) to $200 million, and an increase in the interest rate on the Sub Notes by 200 basis points.

Notwithstanding the terms of the Revised Shareholder Plan, the Group has been and remains willing to provide the current equity holders with some combination of cash and equity in the reorganized Company in respect of their claims and to permit current equity holders of the Company to participate in a rights offering on the terms originally proposed in the Shareholder Plan.

Since the Company’s issuance of the Press Release, the Group has continued its discussions with the Company and its stakeholders regarding the terms of the Revised Shareholder Plan, and has been in negotiations with the Company’s proposed DIP lender and a third-party lender (collectively, the “Lenders”) in order to obtain revised proposals for commitments to provide financing to the Company. As negotiations with the Company, its stakeholders and the Lenders evolve, the Group’s ultimate proposal may differ materially from the terms of the Revised Shareholder Plan, the draft Investment Agreement attached as Exhibit G to the Harbinger Amended 13D, the draft Restructuring Support Agreement between the Company and certain members of the Group attached as Exhibit H to the Harbinger Amended 13D (the “Group RSA”), and a Restructuring Support Agreement among the Company, certain members of the Group and the holders of the Sub Notes (which shall be substantially similar to the Group RSA). In addition, the Group may pursue other alternatives to maximize the value of their investment in the Company or to facilitate the consummation of a plan of reorganization of the Company.

The Group remains committed to working with the Company and its stakeholders with the hopes that the parties can agree on a plan of reorganization that is in the best interests of the Company and its stakeholders.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman